QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.2

Consolidated Edison Company of New York, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
FOR SIX MONTHS ENDED JUNE 30, 2002

EARNINGS
Net Income	$254,650
Income tax	136,820

Total Earnings before Income tax	391,470
FIXED CHARGES*	191,151

Total Earnings before Income tax and fixed charges	$582,621

*Fixed Charges
Interest on Long-Term Debt	$169,355
Other Interest	15,717
Interest on Component of Rentals	6,079

Total Fixed Charges	$191,151

Ratio of Earnings To Fixed Charges	3.05

Consolidated Edison Company of New York, Inc.

RATIO OF EARNINGS TO FIXED CHARGES
TWELVE MONTHS ENDED
(THOUSANDS OF DOLLARS)

	June 2002	December 2001
EARNINGS
Net Income	$636,201	$663,061
Income Tax	375,182	427,168

Total Earnings Before Income Tax	1,011,383	1,090,229
FIXED CHARGES*	395,866	409,588

Total Earnings Before Income Tax and Fixed Charges	$1,407,249	$1,499,817

*Fixed Charges
Interest on Long-Term Debt	$337,967	$347,260
Amortization of Debt Discount, Premium and Expense	12,681	12,527
Interest on Component of Rentals	12,157	17,478
Other Interest	33,061	32,323

Total Fixed Charges	$395,866	$409,588

Ratio of Earnings to Fixed Charges	3.56	3.66

QuickLinks

Consolidated Edison Company of New York, Inc. RATIO OF EARNINGS TO FIXED CHARGES FOR SIX MONTHS ENDED JUNE 30, 2002
Consolidated Edison Company of New York, Inc. RATIO OF EARNINGS TO FIXED CHARGES TWELVE MONTHS ENDED (THOUSANDS OF DOLLARS)